As filed with the Securities and Exchange Commission on October 23, 2006

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DEVCON INTERNATIONAL CORP.

(Exact Name of Registrant as Specified in its Charter)

Florida	59-0671992
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Devcon International Corp. 595 South Federal Highway, Suite 500 Boca Raton, Florida 33432 Fax: (561) 208-7200	Stephen J. Ruzika President and Chief Executive Officer 595 South Federal Highway, Suite 500 Boca Raton, Florida 33432 (561) 208-7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Robert L. Grossman, Esq.

Greenberg Traurig, P.A.

1221 Brickell Avenue

Miami, Florida 33131

(305) 579-0500

(Facsimile) (305) 579-0717

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐_______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ ______________

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) of the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)		Proposed maximum offering price per unit		Proposed maximum aggregate offering price		Amount of registration fee
Common Stock, par value $0.10 per share	6,866,893	(2)	$5.69	(3)	$39,072,622	(3)	$4,180.77
Common Stock, par value $0.10 per share	5,660,377	(4)	$9.54	(5)	$53,999,997	(5)	$5,778.00
Common Stock, par value $0.10 per share	1,981,132	(6)	$11.925	(7)	$23,625,000	(7)	$2,527.88

(1)	Also includes an indeterminable number of additional shares of Common Stock which may be issued (a) pursuant to the anti-dilution provisions of the preferred stock and warrants covering the shares of Common Stock being registered hereunder and/or (b) following the conversion of such preferred stock or exercise of such warrants as a result of stock splits, stock dividends or similar transactions, in each case in accordance with Rule 416 of the Securities Act.

(2)	Such amount equals 120% of 5,722,411 shares of Common Stock issuable as a dividend payable in kind in satisfaction of dividends that may accrue on the Series A convertible preferred stock, determined as if issued on October 19, 2006 and assuming that all of the shares of the Series A convertible preferred stock remain outstanding through October 20, 2012, the Maturity Date under the governing Certificate of Designations.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act. Calculated based on the average high and low sales price of the Common Stock on the Nasdaq National Market on October 18, 2006.

(4)	Such amount equals 120% of 4,716,981 shares of Common Stock issuable upon conversion of 45,000 shares of Series A convertible preferred stock.

(5)	Estimated solely for the purpose of computing the amount of the registration fee for the shares of Common Stock issuable upon conversion of 45,000 shares of Series A convertible preferred stock to be registered in accordance with Rule 457(g) under the Securities Act, based upon the price at which the shares of Series A convertible preferred stock may be converted.

(6)	Such amount equals 120% of 1,650,943 shares of Common Stock issuable upon exercise of related warrants.

(7)	Estimated solely for the purpose of computing the amount of the registration fee for the shares of Common Stock issuable upon exercise of warrants to be registered in accordance with Rule 457(g) under the Securities Act, based upon the price at which the warrants may be exercised.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 23, 2006

PROSPECTUS

Devcon International Corp.

14,508,402 Shares of Common Stock

This prospectus relates to the resale by the selling shareholders named in this prospectus of up to 14,508,402 shares of our common stock. The number of shares being registered equals 120% of the sum of the following:

•	4,716,981 shares issuable from time to time upon the conversion of 45,000 shares of Series A convertible preferred stock;

•	1,650,943 shares issuable from time to time upon the exercise of warrants; and

•	5,722,411 shares issuable from time to time as a dividend payable in kind in satisfaction of dividends that may accrue on the Series A convertible preferred stock, determined as if issued on October 19, 2006 and assuming all of the shares of the Series A convertible preferred stock remain outstanding through October 20, 2012, the Maturity Date under the governing Certificate of Designations.

The dividend shares assume a dividend rate of 11% per annum, the highest possible rate under the Certificate of Designations. The number of dividend shares is computed as 90% of the dollar volume-weighted average price for our common stock as reported by Nasdaq for the twenty (20) consecutive trading days immediately preceding such October 19, 2006 date.

These securities are owned by HBK Main Street Investments L.P., CS Equity II LLC and Castlerigg Master Investments Ltd. who obtained their warrants in a private placement completed in March 2006 and their shares of Series A convertible preferred stock in a private placement completed in October 2006.

We will not receive any proceeds from the resale of any of the shares of our common stock in this offering or the conversion of the shares of Series A convertible preferred stock owned by them. We will, however, receive proceeds if the selling shareholders pay cash to exercise some or all of the warrants owned by them.

Our common stock is listed and traded on the Nasdaq National Market under the symbol “DEVC.” The closing sales price of our common stock on October 18, 2006 as reported by the Nasdaq National Market was $5.69.

The selling shareholders, or their pledgees, donees, transferees or distributees, or other successors-in-interest, may offer the shares from time to time through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or to or through agents, broker-dealers or underwriters.

You should carefully consider the Risk Factors beginning on page 5 of this prospectus before purchasing shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October     , 2006.

Prospective investors may rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

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SUMMARY DESCRIPTION OF OUR BUSINESS

This summary highlights selected information and does not contain all the information that is important to you. We urge you to carefully read this entire prospectus and the documents we have referred you to in “Incorporation of Certain Documents by Reference” on page 28 for more information about us and our financial statements. You should pay special attention to the risks of investing in our common stock discussed under “Risk Factors.” Except where the context otherwise requires, the terms “we,” “us,” “our” or “Devcon” refer to the business of Devcon International Corp. and its consolidated subsidiaries.

Our Business

Devcon International Corp. was incorporated in Florida in 1951 as Zinke-Smith, Inc. and adopted its present name in October 1971. Our stock has been publicly traded on the Nasdaq National Market System since March 1972. Today, Devcon is a holding company that has three major operating divisions: electronic security services, construction and materials. In this prospectus, Devcon International Corp. is referred to as “Devcon,” “we,” “us,” “our,” or the “Company,” unless the context indicates otherwise.

Our electronic security services division provides electronic security services and related products to residential homes, financial institutions, industrial and commercial businesses and complexes, warehouses, facilities of government departments and healthcare and educational facilities (mostly in the Florida and New York metropolitan areas). Through this division, we engage in the electronic monitoring of our installed base of security systems, as well as the installation of new monitored security systems added to our installed base, both in residential and commercial buildings. We provide these services through our wholly-owned subsidiary, Devcon Security Holdings, Inc., or DSH. With the 2005 acquisitions of Adelphia Communications’ electronic security services operations and Coastal Security Company, combined with our acquisition of Guardian International, Inc. on March 6, 2006, these assets include modern, full service monitoring centers in Hollywood, Florida, Boca Raton, Florida and New York, New York from which an aggregate of more than approximately 147,000 monitored locations are monitored, of which 130,000 are retail accounts and 17,000 are wholesale accounts where we monitor a third-party security company’s monitored locations. Our third-party monitoring business was significantly larger until June 26, 2006, when we sold most of our wholesale business by selling our Boca Raton-based third-party monitoring operation which has operated under the name “Central One” and the associated Boca Raton monitoring center to Lydia Security Monitoring, Inc., a New York corporation operating under the name C.O.P.S. Monitoring for $5 million in cash. The third-party net recurring monthly revenue included in this transaction amounted to approximately $325,000, leaving us currently with approximately $84,000 of third-party recurring monthly revenue.

Our construction division performs earthmoving, excavating, and filling operations, builds golf courses, roads, and utility infrastructures, dredges waterways and constructs deep-water piers and marinas, primarily in the Caribbean. We have historically provided these development services to both private enterprises and government agencies.

Our materials division produces and distributes ready-mix concrete, crushed stone, sand, concrete block, and asphalt and distributes bagged cement on the Caribbean islands of Sint Maarten and St. Martin. On September 30, 2005, we sold our materials operations on the islands of St. Thomas and St. Croix; on March 2, 2006, we sold our Antigua operations, and on May 3, 2006, we sold our materials operations in Puerto Rico.

Until 2004, our construction and materials divisions were our primary operations. Between 2002 and 2004, however, our management engaged in a review of strategic alternatives to enter into new lines of business that had a prospect of providing predictable, recurring revenue. In April 2005, we began a process of reviewing in detail the operations of our materials division, which was incurring operating losses. This strategic review and shift in operational focus resulted in the following series of acquisitions and divestitures which together allowed us to pursue our objective of becoming a large regional provider of electronic security services, particularly in the southeast of the United States.

•	July 30, 2004 acquisition of Security Equipment Company, Inc , or SEC, serving, at the time we acquired it, approximately 5,200 monitored locations in the Panhandle of Florida and the Greater Tampa Bay Area, representing recurring contractual monthly revenues, or RMR, of $128,000, for a purchase price of approximately $4.7 million, $2.5 million of which was paid in cash with the remainder satisfied by the issuance of 221,887 shares of our common stock. Security Equipment Company, Inc. has since changed its name to Devcon Security Services Corp., or DSSC;

•	February 28, 2005 acquisition of the business of Starpoint Limited, a subsidiary of Adelphia Communications Corporation, serving, at the time we acquired it, approximately 52,700 monitored locations in Florida and Buffalo, New York representing RMR of $1.15 million, for a purchase price of approximately $40.2 million. On May 25, 2005, in order to focus on our regional strategy, we sold the Buffalo operations for $1.83 million;

•	September 30, 2005 sale of our U.S. Virgin Islands ready-mix concrete, aggregates, concrete block and cement materials and supplies business for $10.7 million in cash plus a three-year promissory note made to us in the aggregate principal amount of $2.6 million bearing interest at a rate of 5% per annum with only interest being paid quarterly in arrears during the first 12 months and principal and accrued interest being paid quarterly (principal being paid in 8 equal quarterly installments) for the remainder of the term of the promissory note until the maturity date;

•	November 10, 2005 acquisition of Coastal serving, at the time we acquired it, approximately 165,000 monitored locations, approximately 50,000 of which were retail and approximately 115,000 of which were wholesale, representing RMR of $1.26 million, for a purchase price of approximately $50.4 million in cash;

•	March 2, 2006 sale of all of the issued and outstanding common shares of Antigua Masonry Products, Ltd., a subsidiary of ours, the business of which constituted all of our materials business in Antigua and Barbuda, for a purchase price equal to $5.1 million in cash, subject to specified adjustments;

•	March 6, 2006 acquisition of Guardian serving, at the time we acquired it, approximately 32,500 monitored locations in Florida and the New York-metropolitan areas, representing RMR of $1.42 million, for total consideration of $65.5 million in cash;

•	June 26, 2006 sale of most of our wholesale electronic security service business, when we sold our Boca Raton-based third-party monitoring operation which has operated under the name Central One and the associated Boca Raton monitoring center to Lydia Security Monitoring, Inc., a New York corporation operating under the name C.O.P.S. Monitoring for $5 million in cash. The third-party net recurring monthly revenue included in this transaction amounted to approximately $325,000 leaving us currently with approximately $84,000 of third-party recurring monthly revenue; and

•	May 3, 2006 sale of the assets of our subsidiary, Puerto Rico Crushing Company, Inc., which comprised our materials operations in Puerto Rico, for a purchase price of $700,000 plus the value of specified inventories and the assumption by us of specified liabilities.

The Starpoint acquisition represented our primary entry into the electronic security services industry. We financed the transaction with the net proceeds of a sale of 2,000,000 units at $9.00 per unit to Coconut Palm Capital Investors I, Ltd., a private investors group, on July 30, 2004, (which units consisted of one share of our common stock and warrants to purchase an additional two shares of our common stock). In addition, we also utilized cash available from a $35 million revolving credit facility provided by CIT Financial USA, Inc., which facility was replaced in November 2005, by a $70 million revolving credit facility provided by CapitalSource Finance LLC. The Starpoint acquisition received approval by the United States Bankruptcy Court for the Southern District of New York in an order issued on January 28, 2005.

We also used a portion of the cash available under the CapitalSource revolving credit facility, together with funds provided by a 120-day $8 million bridge loan, to finance the Coastal acquisition. The remainder of the purchase price of the Coastal acquisition was paid from cash on hand, including the proceeds which we received from the sale of our U.S. Virgin Islands materials operations.

Continuing with our operational focus on electronic security services, on November 9, 2005, we signed an Agreement and Plan of Merger between us, Devcon Acquisition, Inc., an indirect wholly-owned subsidiary of ours, and Guardian in which we agreed to acquire all of the outstanding capital stock of Guardian Security Services Inc. We completed the acquisition of Guardian on March 6, 2006, for an estimated aggregate cash purchase consideration of approximately $65.5 million. This purchase consideration consisted of (i) approximately $23.6 million paid to the holders of the common stock of Guardian, (ii) approximately $23.3 million paid to redeem two series of Guardian’s preferred stock, (iii) approximately $13.3 million used to assume and pay specified Guardian debt obligations and expenses and (iv) approximately $1.0 million used to satisfy specified expenses incurred by Guardian in connection with the merger. The balance of the purchase consideration, approximately $3.3 million, has been placed in escrow. Subject to reconciliation based upon RMR and net working capital levels as of closing and subject to other possible adjustments, Guardian common shareholders are expected to receive a pro rata distribution from the escrowed amount approximately six months after the closing. The merger was approved by shareholders of Guardian on February 24, 2006.

To finance the Guardian acquisition, we issued to certain investors under the terms of a Securities Purchase Agreement, dated as of February 10, 2006, an aggregate principal amount of $45 million of notes along with warrants to acquire an aggregate of 1,650,943 shares of our common stock at an exercise price of $11.925 per share. The warrants expire on the third anniversary of their issuance on March 6, 2006 and have been valued using a discounted cash flow model which takes into account the exercise price, volatility of the company’s stock and the company’s stock price at issuance. The notes bore interest at a rate equal to 8% per annum (which rate would have increased to 18% per annum in the event we failed to make payments required under the notes when due). We also increased the amount of cash available under the CapitalSource revolving credit facility from $70 million to $100 million and used $35.6 million under this facility to finance the remaining purchase consideration of the Guardian acquisition, repay the $8 million CapitalSource Bridge Loan and to increase working capital. For further information on our indebtedness, see “Risk Factors”.

Under the terms of the Securities Purchase Agreement, the private placement investors subsequently surrendered these notes and received an aggregate of 45,000 shares of Series A convertible preferred stock, par value $.10 per share, issued by us with a liquidation preference equal to $1,000 and convertible into common stock at a conversion price equal to $9.54 per share for each share of Series A convertible preferred stock. The conversion price of the Series A convertible preferred stock and the exercise price of the Warrants issued with the notes will be subject to certain anti-dilution adjustments. The issuance of the new Series A convertible preferred stock and of the Warrants could also cause the issuance of greater than 20% of our outstanding shares of common stock upon the conversion of the Series A convertible preferred stock and the exercise of the Warrants. Our Board has approved the creation of a new class of preferred stock and the creation of the Series A convertible preferred stock, as well as the issuance of the Series A convertible preferred stock and the Warrants. The creation of a new class of preferred stock was subject to shareholder approval under Florida law, while, for various reasons related to the potential issuance of greater than 20% of our outstanding shares of common stock, the issuance of the Series A convertible preferred stock required shareholder approval under the rules of Nasdaq. On February 10, 2006, holders of more than 50% of our Common Stock approved the amendment to our articles of incorporation creating a new class of preferred stock and the issuance of the Series A convertible preferred stock. This approval was deemed effective on October 11, 2006, the date the Securities Exchange Commission rules and regulations relating to the delivery of an Information Statement on Schedule 14C to our shareholders had been deemed satisfied. On October 20, 2006, the private placement investors surrendered their notes for the 45,000 shares of Series A convertible preferred stock.

The resale of the 14,508,402 shares of our common stock to which this prospectus relates consist of 120% of the sum of the following:

•	4,716,981 shares that are issuable from time to time upon the conversion of the 45,000 shares of Series A convertible preferred stock owned by the private placement investors;

•	1,650,943 shares that are issuable from time to time upon the exercise of warrants owned by the private placement investors; and

•	5,722,411 shares that are issuable from time to time as a dividend payable in kind in satisfaction of dividends that may accrue on the Series A convertible preferred stock, determined as if issued as of the October 19, 2006 assuming that all of the shares of the Series A convertible preferred stock remain outstanding through October 20, 2012, the Maturity Date under the governing Certificate of Designations.

* * * *

We are a Florida corporation. Our principal executive offices are located at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432. Our telephone number is (561) 208-7200.

RISK FACTORS

You should read and consider carefully each of the following factors, as well as the other information contained in, attached to or incorporated by reference in this prospectus before purchasing any of the securities offered under this prospectus. If any of the following risks actually occur, our business, consolidated financial condition and results of operations could be materially and adversely affected and the value of our stock could decline. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business operations.

Risk Factors Relating to our Business Generally

Our officers and directors have the ability to significantly influence the outcome of any matters submitted to a vote of our shareholders.

Our officers and directors beneficially own, directly or indirectly and, in the aggregate, a significant percentage of the outstanding shares of our common stock and have the ability to significantly influence the outcome of any matters submitted to a vote of our shareholders.

We are subject to significant debt and debt service and are subject to significant dividend service and redemption obligations which could have an adverse effect on our results of operations.

On November 10, 2005, our subsidiaries which comprise our electronic security services division entered into the $70 million CapitalSource Revolving Facility, the proceeds of which were used in part to pay down and cancel the $35 million revolving credit facility provided by CIT Financial USA, Inc., or the CIT Facility, and pay the purchase price of the Coastal acquisition. The CapitalSource Revolving Credit Facility was increased in March 2006 to contribute to the funding of the Guardian acquisition and, as of December 31, 2005 and June 30, 2006, we had $55 million and $86.8 million, respectively, of borrowings outstanding. In addition, to fund the remainder of the purchase price of the Guardian acquisition, on March 6, 2006, we issued to certain investors an aggregate principal amount of $45 million of notes, which notes were subsequently exchanged for an aggregate of 45,000 shares of Series A convertible preferred stock with an aggregate liquidation preference of $45,000,000. These shares of Series A convertible preferred stock are subject to regular interest, principal payment or dividend payment and redemption obligations. As a result of the foregoing transactions, we are now incurring significant interest expense and dividend payment expense. The degree to which we are leveraged could have significant consequences, including the following:

•	our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, and other purposes may be limited or financing may not be available on terms favorable to us or at all;

•	a substantial portion of our cash flows from operations must be used to pay our interest expense and repay our senior debt and notes and dividend and redemption obligations under the terms of the Series A convertible preferred stock, which reduces the funds that would otherwise be available to us for our operations and future business opportunities; and

•	fluctuations in market interest rates will affect the cost of our borrowings to the extent not covered by interest rate hedge agreements because our credit facilities bear interest at variable rates.

A default could result in acceleration of the indebtedness evidenced by the senior debt or the notes and permit our senior lenders to foreclose on our electronic security services assets. In addition, our failure to comply with the terms of the Series A convertible preferred stock could result in an event of default, which, if not cured or waived, could permit holders of the Series A convertible preferred stock to require us to redeem all, or a portion of, the outstanding principal amount of the Series A convertible preferred stock and pay all accrued but unpaid dividends.

The CapitalSource Revolving Facility contains a number of covenants imposing restrictions on our electronic security services division’s ability to, among other things:

•	incur more debt;

•	pay dividends, redeem or repurchase stock or make other distributions or impair the ability of any subsidiary to make such payments to the borrower;

•	make acquisitions or investments;

•	revise existing capital structure or principal line of business;

•	use assets as security in other transactions;

•	enter into transactions with affiliates (including extending loans to employees);

•	engage in any sale-leaseback or synthetic lease transaction;

•	impair the terms of any material contract;

•	merge or consolidate with others;

•	dispose of assets or use asset sale proceeds;

•	guarantee obligations of another;

•	create liens on our assets; and

•	extend credit.

The CapitalSource Revolving Facility contains financial covenants that require our subsidiaries which comprise our electronic security services division to meet a number of financial ratios and tests. Failure to comply with the obligations in the CapitalSource Revolving Facility could result in an event of default, which, if not cured or waived, could permit acceleration of this indebtedness or of other indebtedness, allowing our senior lenders to foreclose on our electronic security services assets.

We are subject to a financial covenant under the Series A convertible preferred stock which restricts our ability to incur indebtedness and could have an adverse effect on our results of operations.

We are subject to a financial covenant under the Series A convertible preferred stock. The Series A convertible preferred stock contains a financial covenant imposing a restriction on our ability to incur additional indebtedness. As a result, so long as any shares of Series A convertible preferred stock remain outstanding, we will not be able to allow our indebtedness ratio to exceed a specified maximum leverage amount. Our failure to comply with this indebtedness ratio covenant could result in an event of default, which, if not cured or waived, could permit holders of the Series A convertible preferred stock to require us to redeem all, or a portion of, the outstanding principal amount of the Series A convertible preferred stock and pay all accrued but unpaid dividends.

If we do not successfully implement our business strategy, we may not be able to repay or refinance our senior debt or comply with the terms of the Series A convertible preferred stock.

We may not be able to successfully implement our business strategy or realize our anticipated financial results. Accordingly, our cash flows and capital resources may not be sufficient to pay the interest charges on and principal payments of our senior debt or comply with the dividend payment and redemption provisions of the Series A convertible preferred stock. Failure to pay our interest expense, make our principal payments, pay dividends or effect a redemption would result in a default. A default relating to the senior debt or the Series

A convertible preferred stock, if not waived, could result in acceleration of the indebtedness evidenced by our senior debt, in which case the indebtedness would become immediately due and payable, or could permit holders of the Series A convertible preferred stock to require us to redeem all, or a portion of, the outstanding principal amount of the Series A convertible preferred stock and pay all accrued but unpaid dividends. If this occurs, our substantial indebtedness and the redemption amount for the Series A convertible preferred stock could have important consequences to us and may, among other things:

•	limit our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service and dividend service requirements or other purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt and dividend service and redemption requirements;

•	cause us to be unable to satisfy our obligations under our existing or debt agreements or the terms of the Series A convertible preferred stock;

•	make us more vulnerable to adverse general economic and industry conditions;

•	limit our ability to compete with others who are not as highly leveraged as we are;

•	limit our flexibility in planning for, or reacting to, changes in our business, industry and market conditions;

•	Cause us to sell assets; and

•	Cause us to obtain additional equity capital or refinance or restructure all or a portion of our outstanding senior debt.

In the event that we are unable to do so, we may be left without sufficient liquidity and may not be able to repay our senior debt. In that case, the senior lenders would be able to foreclose on our assets. Even if new financing is available, it may not be on terms that are acceptable to us. In the case of a default relating to dividends on the Series A convertible preferred stock, if not cured or waived, it could permit the holders of the Series A convertible preferred stock to require us to redeem all, or a portion of, the outstanding principal amount of the Series A convertible preferred stock and pay all accrued but unpaid dividends.

Similarly, if we are not able to successfully implement our business strategy or realize our anticipated financial results, we may not be able to comply with the terms of the Series A convertible preferred stock concerning the payment of dividends or requiring us to redeem, for cash, all outstanding shares of Series A convertible preferred stock, in equal installments, on the fourth, fifth and sixth anniversary of completion of the private placement. If we fail to effect any required redemption of the Series A convertible preferred stock, the applicable redemption amount per unredeemed share of Series A convertible preferred stock will bear interest at the rate of 1.5% per month until paid in full and the investors will have the option to require us to convert any of those unredeemed shares into shares of our common stock substituting market prices for the conversion price, which market prices may be lower than the conversion price resulting in a larger number of shares of our common stock being issued, resulting in greater dilution to our existing shareholders.

Our stock is thinly traded.

While our stock trades on the Nasdaq, our stock is thinly traded and you may have difficulty in reselling your shares quickly. The low trading volume of our common stock is outside of our control, and we cannot guarantee that the trading volume will increase in the near future or that, even if it does increase in the future, it will be maintained. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, an investor may be unable to liquidate his investment in us. Trading of a relatively small volume of our common stock may have a greater impact on the trading price of our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future.

We do not currently pay any dividends on our common stock.

We have not paid any dividends on our common stock in the last 13 years. We anticipate that for the foreseeable future we will continue to retain any earnings for use in the operation of our business, except as required to pay dividends on the Series A convertible preferred stock. Any future determination to pay cash dividends will be at the discretion of our board of directors, after consideration of any restrictions on cash dividends as defined by our credit and debt agreements, and will depend on our earnings, capital requirements, financial condition and other factors deemed relevant by our board of directors.

The common stock warrants and shares of Series A convertible preferred stock may be deemed under generally accepted accounting principles to contain embedded derivative financial instruments, the periodic valuation of which may result in us recognizing charges due to changes in the market value of these derivative financial instruments.

In connection with the financing we conducted to fund the acquisition of Guardian, we identified the following freestanding and embedded derivative financial instruments with respect to the common stock warrants and the Series A convertible preferred stock:

i) the common stock warrants, which are a freestanding derivative;

ii) the ability to convert the Series A convertible preferred stock into common stock;

iii) our option to satisfy dividends payable on the Series A convertible preferred stock in common stock in lieu of cash;

iv) the potential increase in the dividend rate of the Series A convertible preferred stock in the event a certain level of net cash proceeds from the sale of the assets of our construction and materials divisions are not realized within a specified time frame; and

v) a change in control redemption right.

We believe generally accepted accounting principles require that the embedded derivatives within the Series A convertible preferred stock be bifurcated and valued as a single compound derivative. Furthermore, under generally accepted accounting principles, the common stock warrants and the embedded derivatives must be revalued from time to time as of each applicable balance sheet date and marked-to-market with resulting changes in value being recorded as a charge or credit to arrive at net income. We valued the common stock warrants at March 6, 2006, their date of issuance, using an appropriate option pricing model. This model is described in footnote 16 to our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006. As more fully explained in this footnote 16, from the date of issuance through June 30, 2006, we recorded an aggregate charge to arrive at net income with respect to the re-valuation of these derivatives liabilities, which amounted to $6.8 million.

Risk Factors Relating to our Electronic Security Services Division

We intend to continue our strategy of developing a strong regional presence and, as a result, experience significant growth, some of which may adversely affect our operating results, financial condition and existing business.

To date, we have acquired SEC, Starpoint, Coastal and Guardian and may continue to acquire additional electronic security service companies. Acquisitions can divert management’s attention and result in greater administrative burdens and operating costs and, to the extent financed with debt, additional interest costs. We may not be able to manage or integrate acquired companies or businesses successfully. The success of our acquisition strategy will depend on, among other things:

•	the availability of suitable candidates;

•	purchase price multiples which may escalate as a result of increased competition from other electronic security services companies for the purchase of available candidates;

•	our ability to value those candidates accurately and negotiate favorable terms for those acquisitions;

•	the availability of funds to finance acquisitions; and

•	the availability of management resources to oversee the integration and operation of the acquired businesses.

Financing for the acquisitions may come from several sources, including our existing cash on hand, the proceeds from the exercise of outstanding warrants, the incurrence of indebtedness or the issuance of additional common stock, preferred stock, debt (whether convertible or not) or other securities. The issuance of any additional securities could, among other things:

•	result in substantial dilution of the percentage ownership of our shareholders at the time of issuance;

•	result in the substantial dilution of our earnings per share;

•	adversely affect the prevailing market price for our common stock; and

•	result in increased indebtedness, which could negatively affect our liquidity and operating flexibility.

Our inability to continue to acquire businesses in the electronic security services business could have adverse consequences on our results of operations.

Due to the continuing consolidation of the electronic security systems industry and the acquisition by us and other electronic security systems companies of a number of large portfolios of subscriber accounts, there may in the future be fewer large portfolios of subscriber accounts available for acquisition. We face competition for the acquisition of portfolios of subscriber accounts, and we may be required to offer higher prices for subscriber accounts we acquire in the future than we have offered in the past. A core component of our regional strategy is the acquisition of electronic security services businesses which will enable us to develop a leading regional presence in certain targeted markets and benefit from the increased brand recognition, maximization of market share and improved operating efficiencies that we believe will accompany this position. If we are unable to continue our acquisition program, we may be unable to achieve this regional presence in some or all of the markets we have targeted, which would have an adverse effect on our results of operations.

Integrating our acquired businesses may be disruptive to or cause an interruption of our business which could have a material adverse effect on our operating results and financial condition.

The process of integrating our acquired businesses may be disruptive to our business and may cause an interruption or a loss of momentum in our business as a result of the following factors, among others:

•	loss of key employees or customers;

•	higher than expected account attrition;

•	possible inconsistencies in standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information and other systems;

•	failure to maintain the quality of services that the companies have historically provided; and

•	the need to coordinate geographically diverse organizations.

These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits from that integration and may cause material adverse short and long-term effects on our operating results and financial condition.

Inherent uncertainties associated with the acquisition of past or future acquisition candidates may cause us or the acquisition candidates to lose key employees.

Employees of a past or future acquisition candidate may experience uncertainty about their future roles with the surviving corporation. This uncertainty may adversely affect the surviving corporation’s ability to retain key management, sales and marketing personnel. Many of these employees may be critical to the business and operations of the surviving corporation. The loss of key personnel may imperil the acquisition of any such acquisition candidate or lead to disruptions of our operations. The loss of key personnel also could result in a loss of key information, expertise and know-how, which could result in future replacement costs associated with recruitment and training.

We may encounter difficulties implementing our business plan.

We have encountered and may continue to encounter challenges and difficulties in implementing our business plan. These challenges and difficulties relate to our ability to:

•	attract new customers and retain existing customers;

•	generate sufficient cash flow from operations or through additional debt or equity financings to support our regional growth strategy;

•	hire, train and retain sufficient additional financial reporting management, operational and technical employees; and

•	install and implement new financial and other systems, procedures and controls to support our regional growth strategy with minimal delays.

If we encounter greater than anticipated difficulties in integrating our electronic security services division into our general corporate structure, it may be necessary to take additional actions, which could divert management’s attention and strain our operational and financial resources. We may not successfully address any or all of these challenges, and our failure to do so would adversely affect our business plan and results of operations, our ability to raise additional capital and our ability to achieve enhanced profitability.

Each of SEC, Starpoint, Coastal, and Guardian operated on different technology platforms that will have to be integrated.

We plan to fully integrate the back-office software platforms for each of our acquired operations for standard processes, including accounts payable/receivable, human resources management, inventory management, customer service and other platforms to a single, unified platform. Each of SEC, Starpoint, Coastal and Guardian currently use a combination of different technology platforms for back-office support and security systems monitoring that will have to be integrated to achieve our objectives of growth and profitability. As with any technology switchover, we run the risk of potential operational challenges and service disruptions that could negatively impact our operations.

The development and recognition of our regional brand may not advance as quickly or as effectively as we anticipate.

Our regional growth strategy requires a recognized brand in the geographic areas in which we operate. In order to attract and retain the high quality customers we seek, we will have to develop and cultivate our brand. There is no guarantee that our brand will be adopted or recognized as a market leader in security systems monitoring services or as a regional brand. Even if the brand is cultivated effectively, it may require more time than we anticipate and may affect our further implementation of our growth strategy.

Our electronic security services operations are geographically concentrated making us vulnerable to economic and environmental risks inherent to those locations.

Our existing subscriber base is geographically concentrated predominantly in Florida and New York. Accordingly, our performance may be adversely affected by regional or local economic and environmental conditions, including weather conditions. Florida in particular is highly susceptible to the impact of hurricanes. Similarly, other unforeseen events, including war or terrorist activities could have a materially adverse effect on our results of operations.

We may from time to time make acquisitions in regions outside of our current operating area as part of our regional focus. The acquisition of companies in other regions, or in metropolitan areas in which we do not currently have subscribers, requires an investment by us. In order for us to expand successfully into a new area, we must acquire companies with a sufficient number and density of subscriber accounts in that area to support the investment. We may not be able to locate these opportunities or, even if we locate these opportunities, an expansion into these new geographic areas may not generate operating profits.

Our electronic security services division operates in a highly competitive environment and we may not be able to compete effectively for customers, causing us to lose all or a portion of our market share.

The electronic security services business in the United States is highly competitive. New competitors are continually entering the field. Competition is based primarily on price in relation to quality of service. Sources of competition in the electronic security services business are other providers of central monitoring services, local electronic security systems and other methods of protection, such as manned guarding.

Our electronic security services division competes with other major firms which have substantial resources, including ADT Security Services, Inc. (a subsidiary of Tyco International Limited), Brinks Home Security, a division of The Brinks Company, Protection One, and Honeywell Protection Services, a division of Honeywell, Inc., as well as many smaller regional and local companies. Many of these competitors are larger and have significantly greater resources than we do and may possess greater local market knowledge as well. We may not be able to continue to compete effectively for existing or potential customers, causing us to lose all or a portion of our market share.

Our electronic security services division is subject to significant government regulation and the failure to substantially comply with one or more of these regulations could adversely affect our electronic security services division’s business and results of operations.

Our electronic security services division’s operations are subject to a variety of federal, state, county and municipal laws, regulations and licensing requirements. The states in which we operate, as well as some local authorities, require us to obtain licenses or permits to conduct our electronic security service business. In addition, there has been a recent trend on the part of municipalities and other localities to attempt to reduce the level of false alarms through various measures, such as licensing of individual electronic security systems and the imposition of fines upon customers, revocation of licenses or non-response to alarms after a certain number of false alarms. While these statutes and ordinances have not had a material effect on our business operations to date, we are not able to predict whether these statutes or ordinances, or similar statutes or ordinances enacted by other jurisdictions, will adversely affect our business in the future. The electronic security services industry also is subject to the oversight and requirements of various insurance, approval, listing and standards organizations. Adherence to the standards and requirements of these organizations may be mandatory or voluntary depending upon the type of customer served, the nature of the electronic security services provided and the requirements of governmental jurisdiction.

The nature of the services provided by our electronic security services division potentially exposes us to greater risks of liability for employee acts or omissions or product liability than may be inherent in many other service businesses.

Cyclical industry and economic conditions have affected and may continue to adversely affect the financial condition and results of operations of our electronic security services division.

The operating results of our electronic security services division may be adversely affected by the general cyclical pattern of the electronic security services industry. Demand for electronic security services is significantly affected by levels of commercial construction and consumer and business discretionary spending, which attrition would adversely affect our results of operations.

Our electronic security services division’s business is subject to attrition of subscriber accounts.

Our electronic security services division experiences attrition of subscriber accounts as a result of, among other factors, relocation of subscribers, adverse financial and economic conditions, and competition from other electronic security system companies. In addition, our electronic security services division experiences attrition of newly acquired accounts to the extent that we do not integrate these accounts or do not adequately service those accounts or because of dissatisfaction with prior service. Attrition and an increase in attrition rates could have a material adverse effect on our revenues and earnings.

When acquiring accounts, we seek to withhold a portion of the purchase price as a partial reserve against subscriber attrition. If the actual attrition rate for the accounts acquired is greater than the rate assumed by us at the time of the acquisition, and we are unable to recoup our damages from the portion of the purchase price held back from the seller, such attrition could have a material adverse effect on our financial condition or results of operations. In addition, we may not be able to obtain purchase price holdbacks in future acquisitions, particularly acquisitions of large portfolios. Also, actual account attrition for acquired accounts may be greater than the attrition rate assumed or historically incurred by our electronic security services division.

The effects of gross subscriber attrition have historically been offset by adding new accounts from subscribers who move into premises previously occupied by prior subscribers and in which electronic security systems are installed, conversions of accounts that were previously monitored by other electronic security services companies to our monitoring services and accounts for which we obtain a guarantee from the seller that provides for us to “put” back to the seller canceled accounts. The resulting figure is used as a guideline to determine the estimated life of subscriber revenues. It is our policy to review periodically actual account attrition and, when necessary, adjust the remaining estimated lives of our purchased accounts to reflect assumed future attrition. If actual account attrition significantly exceeds assumed attrition and we have to shorten the period over which we amortize the cost of purchased subscriber accounts, it could have a material adverse effect on our results of operations and financial condition.

Our future success is dependent, in part, on key personnel and failure to retain these key personnel would adversely affect our operation.

The future success or our electronic security services division depends significantly upon the efforts of certain key management personnel, such as Stephen J. Ruzika, our Chief Executive Officer and President, and a small group of other significant employees who we employed in connection with our recent acquisitions of electronic security services businesses. The loss of the services of any of these officers or other key employees could materially and adversely affect our business as we would no longer be able to benefit from their knowledge, experience and guidance.

Declines in new construction may affect our sales.

Demand for electronic security monitoring services to detect intrusion and fire is tied, in part, to new construction. The market for new construction and the real estate market in general are cyclical and, in the event of a decline in the market for new developments, it is likely that demand for our electronic security monitoring services to multi-family dwellings would also decline, which could negatively impact our results of operations.

Lower crime rates could have an adverse effect on our results of operations.

Increases or decreases in the number of burglaries and other crimes may impact our business. While the number of homes and businesses with installed electronic security systems has continued to increase even as crime rates have decreased, this may not continue to be the case. Any significant decrease in the number of homes and businesses installing new electronic security systems could have a material adverse effect on our business.

Risk Factors Relating to our Materials Division and Construction Division

We have identified material weaknesses in our internal control over financial reporting that may prevent us from being able to accurately report our financial results or prevent fraud, which could harm our business and operating results, the trading price of our stock and our access to capital.

In connection with the completion of its audit of, and the issuance of an unqualified report on, our consolidated financial statements for the fiscal year ended December 31, 2005, our independent registered public accounting firm, KPMG, LLP, communicated to our management and Audit Committee that certain matters involving our internal controls were considered to be “material weaknesses”, as defined under the standards established by the Public Company Accounting Oversight Board. See “Item 9A - Controls and Procedures” of our annual report on Form 10-K for our fiscal year ended December 31, 2005. Our independent registered public accounting firm informed our management and our Audit Committee that these material weaknesses related to their belief that we did not have sufficient controls pertaining to the review and oversight of subsidiary financial results constituting material weaknesses in our internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we establish and maintain an adequate internal control structure and procedures for financial reporting and assess on an on-going basis the design and operating effectiveness of our internal control structure and procedures for financial reporting. We are committed to continuously improving our internal controls and financial reporting. We are working with consultants with experience in internal controls to assist management and the Audit Committee in reviewing our current internal controls structure with a view towards meeting the formalized requirements of Section 404 of the Sarbanes-Oxley Act.

However, to the extent our independent registered public accounting firm is required to provide an opinion as to the effectiveness of our internal controls, even if we are able to take remedial actions to correct the identified material weaknesses described above and any other material weaknesses identified as the evaluation and testing process is completed, there may be insufficient time for the remediated controls to be in operation to permit our independent registered public accounting firm to conclude that the remediated controls are effective. Thus, our independent registered public accounting firm would possibly provide an adverse opinion to the effect that our internal controls are ineffective as of the date of such evaluation, or may decline to issue an opinion as to the effectiveness of our internal controls.

Under current regulations, the Company must be able to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 by our reporting period ending December 31, 2007.

If we are unable to conclude that our internal controls over financial reporting are effective at such time that we will be required to attest to them, or if our independent registered public accounting firm concludes that our internal controls are ineffective at such time, or is unable to conclude that our assessment is fairly stated or is unable to express an opinion on the effectiveness of our internal controls, our ability to obtain additional financing on favorable terms could be materially and adversely affected, which, in turn, could materially and adversely affect our business, our financial condition and the market value of our securities. In addition, if we are unable to conclude our internal controls or disclosure controls are effective at such time that we will be required to attest to them, current and potential shareholders could lose confidence in our financial reporting and our stock price could be negatively impacted.

We have agreed to settlement terms with respect to a dispute with a vendor of ours in St. Martin; however, the terms of the settlement have not yet been fulfilled and it is possible that the vendor could still pursue a claim against us.

On July 25, 1995, our subsidiary, Societe des Carrieres de Grande Case, or SCGC, entered into an agreement with Mr. Fernand Hubert Petit, Mr. Francois Laurent Petit and Mr. Michel Andre Lucien Petit, collectively referred to as, Petit, to lease a quarry located in the French side of St. Martin. Another lease was entered into by SCGC on October 27, 1999 for the same and additional property. Another subsidiary of ours, Bouwbedrijf Boven Winden, N.A., or BBW, entered into a material supply agreement with Petit on July 31, 1995. This agreement was amended on October 27, 1999. Under the terms of this amendment, we became a party to the materials supply agreement.

In May 2004, we advised Petit that we would possibly be removing our equipment within the timeframes provided in its agreements and made a partial quarterly payment under the materials supply agreement. On June 3, 2004, Petit advised us in writing that Petit was terminating the materials supply agreement immediately because Petit had not received the full quarterly payment and also advised that it would not renew the 1999 lease when it expired on October 27, 2004. Petit refused to accept the remainder of the quarterly payment from us in the amount of $45,000.

Without prior notice to BBW, Petit obtained orders to impound BBW assets on St. Martin (the French side) and Sint Maarten (the Dutch side). The assets sought to be impounded include bank accounts and receivables. BBW has no assets on St. Martin, but approximately $341,000 of its assets were impounded on Sint Maarten. In obtaining the orders, Petit claimed that $7.6 million is due on the supply agreement (the full payment that would be due by us if the contract continued for the entire potential term and we continued to mine the quarry), $2.7 million is due for quarry restoration and $3.7 million is due for pain and suffering. The materials supply agreement provided that it could be terminated by us on July 31, 2004.

In February 2005, SCGC, BBW and Devcon entered into agreements with Petit, which provided for the following:

•	The purchase by SCGC of three hectares of partially mined land located within the quarry property previously leased from Petit for approximately $1.1 million;

•	A two-year lease of approximately 15 hectares of land, or the 15 hectare lease, on which SCGC operates a crusher, ready-mix concrete plant and aggregates storage at a cost of $100,000;

•	The granting of an option to SCGC to purchase two hectares of unmined property prior to December 31, 2006 for $2 million, payable $1 million on December 31, 2006 and $1 million on December 31, 2008, subject to the terms below:

•	In the event that SCGC exercises this option, Petit agrees to withdraw all legal actions against us and our subsidiaries;

•	In the event that SCGC does not exercise the option to purchase and Petit is subsequently awarded a judgment, SCGC has the option to offset approximately $1.2 million against the judgment amount and transfer ownership of the three hectare parcel purchased by SCGC as stated above back to Petit;

•	The granting of an option to SCGC to purchase five hectares of unmined land prior to June 30, 2010 for $3.6 million, payable $1.8 million on June 30, 2010 and $1.8 million on June 30, 2012; and

•	The granting of an option to SCGC to extend the 15 Hectare Lease through December 31, 2008 (with annual rent of $55,000) if the two hectares are purchased and subsequent extensions of the lease (with annual rent of $65,000) equal to the terms of mining authorizations obtained from the French Government agencies.

After conferring with our French counsel and upon review by management, we believe that we have valid defenses and offsets to Petit’s claims, including, among others, those relating to our termination rights and the benefit to Petit from us not mining the property. Based on the foregoing agreements and our review, management does not believe that the ultimate outcome of this matter will have a material adverse effect on our consolidated financial position or results of operations. At the time we exercise the options discussed above, we will obtain independent appraisals to determine the fair value of any non-cash consideration, including the exercise of the options discussed above, used in settlement of a judgment received by Petit, if any.

We have entered into transactions with our affiliates which result in conflicts of interests.

We have entered into a number of transactions with our affiliates, including an investment in the Caribbean involving companies in which certain of our current and former officers and directors have an interest. Material transactions are disclosed in our audited consolidated financial statements and the periodic reports we file with the Securities and Exchange Commission. See “Item 13 — Certain Relationships and Related Transactions” in our annual report on Form 10-K for our fiscal year ended December 31, 2005 and “Certain Relationships and Related Transactions” in our proxy statement for our annual meeting of shareholders to be held on November 10, 2006. These transactions result in conflicts of interests. Our Audit Committee reviews and approves transactions between us and our affiliates, including our officers and directors. Our policy is that all of these transactions be reviewed and approved by the audit committee prior to completion. In addition, our Articles of Incorporation provide that no contract or other transaction between us and any other corporation shall in any way be invalidated by the fact that any of our directors are interested in or are directors or officers of the other party to the transaction.

We are subject to some risks due to the nature of our foreign operations.

The majority of our continuing operations in 2005 were conducted in foreign countries located in the Caribbean, primarily Antigua and Barbuda, Sint Maarten, St. Martin and the Bahamas. For the fiscal year ended December 31, 2005, 70% of our revenue were derived from foreign geographic areas; however, due to the acquisitions and divestitures described elsewhere in this prospectus, we anticipate a significant decline in the proportion of our operations that consist of foreign operations. The risks of doing business in foreign areas include potential adverse changes in U.S. diplomatic relations with foreign countries, changes in the relative purchasing power of the U.S. dollar, hostility from local populations, adverse effects of exchange controls, changes in either import or export tariffs, nationalization, interest rate fluctuations, restrictions on the withdrawal of foreign investment and earnings, government policies against businesses owned by non-nationals, expropriations of property, the instability of foreign governments, any civil unrest or insurrection that could result in uninsured losses and other political, economic and regulatory conditions, risks or difficulties. Adverse changes in currency exchange rates or raw material commodity prices, both in absolute terms and relative to competitors’ risk profiles, could adversely impact our operations. We are not subject to these risks in Puerto Rico or the U.S. Virgin Islands, since these are United States territories. We believe our most significant foreign currency exposure is the Euro. We are also subject to U.S. federal income tax upon the distribution of certain offshore earnings. Although we have not encountered significant difficulties in our foreign operations, we could encounter difficulties in the future.

Some of the contracts involved in our contracting business have fixed price terms which do not take into account unanticipated changes in production costs, which we would not be able to pass on to the customer.

We generally enter into either fixed-price contracts that provide for an established price that does not vary during the term of the contract or unit-price contracts under which our fee is based on the quantity of work performed. Fixed-price and unit-price contracts, involve inherent risks, such as unanticipated increases in the cost of labor and/or materials, subcontracts that were unexpected at the time of bidding, bidding errors, unexpected field conditions, adverse weather conditions, the inability of subcontractors to perform, work stoppages and other events beyond our control. Although our attempts to minimize the risks inherent in our contracts by, among other things, obtaining subcontracts from reliable subcontractors, anticipating labor and material cost increases, anticipating contingencies, utilizing our cost control system and obtaining certain cost escalation clauses, we cannot assure you that we will be able to complete our current or future contracts at a profit. In addition, the longer the term of fixed-price and unit-price contracts, the greater the risks associated with that contract.

During the second quarter of 2005, after receiving approval by our audit committee, one of our subsidiaries entered into a $3.0 million agreement to construct a residence on a parcel of property located within the resort complex known as Emerald Bay Resorts on the island of Exuma, Bahamas. Donald L. Smith, Jr., a director and our former Chairman and Chief Executive Officer, is a party to this agreement and has a 50% interest in the ownership of the land on which the residence is being constructed together with one other party who has the remaining 50% interest in the ownership of this land, as well as a controlling interest in the resort project in the Bahamas. Mr. Smith has a minority interest in the resort and also sits on committees which govern the affairs of the resort. Mr. Smith and his partner have agreed to share in all profits, if any, generated by this parcel in accordance with their respective interests. As a result of change orders to the scope of the work to be performed, the total amounts which can be invoiced by us with respect to this project has increased to $3.2 million as of June 30, 2006. Due to various delays in construction, as well as additional time required to complete the project, we have estimated that the cost to complete the residence was currently $3.6 million as of June 30, 2006. In accordance with our accounting policies, we have recorded a loss of $0.4 million in our June 2006 operating results. Since June 2005, the month in which the project started, through June 30, 2006, we have recorded revenue of $0.9 million with respect to this project and as at June 30, 2006 and December 31, 2005, the accounts receivable outstanding attributable to this project amounted to $0.2 million and $0.2 million, respectively. The billing in excess of cost amounted to $0.5 million at June 30, 2006 and the cost in excess billings amounted to $20,000 at December 31, 2005.

We may incur specified penalties or losses under some of the clauses in the contracts governing our projects.

Some of our contracts call for project completion by a specified date and may contain a penalty clause for our failure to complete a project by this date. During the year ended December 31, 2005, our construction division reported an operating loss of $2.9 million compared to $4.6 million of operating income for the corresponding period of 2004. This decrease was primarily attributable to a substantial increase in the estimated costs to complete a current marina project in the U.S. Virgin Islands due to operational difficulties encountered during the year. As a result, the anticipated gross margin on this project was reduced by more than $5.2 million during the year, resulting in a loss on the project in 2005 of $3.8 million. The loss attributable to this marina project was increased by an additional $1.2 million for the six months ended June 30, 2006, which consisted of $1.0 million and $0.2 million for the three months ended March 31, 2006 and June 30, 2006, respectively. In addition, under the terms of some of our contracts, we make warranties that extend for a period of time beyond the completion of these contracts.

Our failure to enter into new contracts to replace completed contracts could have an adverse impact on our operations.

We endeavor to ensure that our contracting resources are effectively utilized and to that end pursue new contracts as the completion time for existing contracts approaches. To the extent we have entered into contracts to which a significant part of our resources are committed, the failure to obtain new contracts upon the completion of these contracts could adversely affect our results of operations.

General economic conditions in the markets in which we conduct business could have a material impact upon our operations.

Our construction division and our materials division are materially dependent upon economic conditions in general, including recession, inflation, deflation, general weakness in construction and housing markets, changes in infrastructure requirements and, in particular, upon the level of development and construction activities in the Caribbean. A general downturn in the economy in this region would adversely affect the housing and construction industry and, therefore, would adversely affect our contracting and concrete and related products businesses.

Our materials and construction divisions operate in a highly competitive environment and we may not be able to compete effectively for customers, causing us to lose all or a portion of our market share.

We have competitors in the materials business in the locations where we conduct business. The competition includes local ready-mix concrete and local concrete block plants, and importers of aggregates and concrete blocks. We also encounter competition from the producers of asphalt, which is an alternative material to concrete for road construction. Most competitors, such as ready-mix and local concrete block producers, have a disadvantage compared to our material costs, but have an advantage over us in respect to lower overhead costs. With respect to our construction division, land development construction is extremely competitive. We compete with smaller local contractors as well as larger U.S. and European based contractors in all our markets. Primary competitive factors include price, prior experience and relationships, the equipment available to complete the job, innovation, the available engineering staff to assist an owner in minimizing costs, how quickly a company can complete a contract, and the ability to obtain bonding which guarantees contract completion.

We are highly dependent on supplies of cement and Barbuda sand and a failure to maintain adequate supplies would adversely affect our operations.

Our operations are highly dependent upon our ability to acquire adequate supplies of cement, concrete block and Barbuda sand. We have experienced, in the past, and could experience in the future, short term shortages of both cement and Barbuda sand which, temporarily, adversely affected our operations.

Some of our significant customers are governmental agencies of islands in the Caribbean which may constitute a credit risk.

We operate on several islands in the Caribbean. The governmental agencies of these islands are significant customers. Many of the island governments, with which we conduct business, have high levels of public debt relative to their revenue base. Accordingly, we may experience difficulty in collecting amounts due from these governmental agencies.

We are highly dependent on the availability of barging and towing services in the Caribbean.

Our construction division is highly dependent upon the availability of barging and towing services to move construction materials and equipment from the United States to various Caribbean islands and between Caribbean islands. Our materials division is highly dependent upon the availability of barging services to import sand, cement and block. We have experienced, in the past, and could experience in the future, a short-term shortage of barging capacity which would have an adverse affect on our operations.

We are highly dependent upon having the ability to secure bid, payment, and performance bonds.

Our construction division’s ability to secure new contracts is dependent upon being able to obtain bid, payment and performance bonds. We have no definitive bonding line. One of the underwriting criteria of the bonding company, which we utilize, is tangible net worth. Our tangible net worth decreased significantly during

2005 due to our net loss and the increase in Intangible Assets and Goodwill associated with the acquisitions of businesses in the electronic security division. This reduced our tangible net worth which could negatively affect our ability to secure new construction contracts.

We are highly dependent upon the ability to secure work permits for employees.

Our construction division is dependent upon being able to secure work permits from the various Caribbean island governments for employees domiciled in other jurisdictions. We could, in the future, experience delays in securing these work permits, which could adversely affect its ability to perform under its contracts.

We are highly dependent upon the ability to secure business licenses to operate in foreign jurisdictions, particularly in the Bahamas.

Our construction division competes for business, in some jurisdictions, with local contractors. The governments in some of these foreign jurisdictions, particularly the Bahamas, encourage the awarding of contracts to local contractors. We may not, in the future, be able to secure all prerequisite business licenses to enter into or perform under construction contracts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995, or the Reform Act provides a safe harbor for forward-looking statements made by us or on our behalf. We and our representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and in our reports to shareholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” and similar expressions identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that we expect or anticipate will occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act.

The forward-looking statements are and will be based upon our management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We assume no obligation to update or revise any forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, whether as a result of new information, future events, or otherwise.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results, including our revenues from our electronic security services and construction and materials divisions, expenses, gross margins, cash flows, financial condition, and net income, as well as factors such as our competitive position, inventory levels, backlog, the demand for our products and services, customer base and the liquidity and needs of our customers, may differ materially from those contemplated by the forward-looking statements or those currently being experienced by us for a number of reasons, including but not limited to those set forth under Item 1A — “Risk Factors” and under “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements” in our annual report on Form 10-K for our fiscal year ended December 31, 2005 and under Item 1A – Risk Factors” in our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2006.

The foregoing list is not exhaustive. There can be no assurance that we have correctly identified and appropriately assessed all factors affecting our business or that the publicly available and other information with respect to these matters is complete and correct. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely impact us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations. For these reasons, you are cautioned not to place undue reliance on our forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares of our common stock in this offering or the conversion of the shares of Series A convertible preferred stock owned by them. We will, however, receive proceeds if the selling shareholders pay cash to exercise some or all of the warrants owned by them. These proceeds will be used for working capital and other general corporate purposes. Expenses expected to be incurred by us in connection with this offering are estimated to be approximately $530,000.

SELLING SHAREHOLDERS

The shares of our common stock being offered by the selling shareholders are issuable upon conversion of the Series A convertible preferred stock, upon exercise of the warrants and in payment of certain dividend requirements as set forth in the Certificate of Designations governing the terms of the Series A convertible preferred stock. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time.

Except for the ownership of the Series A convertible preferred stock and warrants issued under the terms of the Securities Purchase Agreement, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on the following, as of October 20, 2006:

•	its ownership of the Series A convertible preferred stock;

•	its ownership of the warrants; and

•	its receipt of shares from time to time as a dividend payable in kind in satisfaction of dividends that may accrue on the Series A convertible preferred stock.

The amounts set forth in the second column assume conversion of all shares of the Series A convertible preferred stock and exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercise. The dividend shares assume a dividend rate of 11% per annum, the highest possible rate under the Certificate of Designations. The number of dividend shares is computed as 90% of the dollar volume-weighted average price for our common stock as reported by Nasdaq for the twenty (20) consecutive trading days immediately preceding such October 19, 2006 date. The third column lists the percentage ownership each selling shareholder has in our common stock based on this pool of shares and includes in our total outstanding shares of our common stock the issuance of the shares of our common stock upon conversion of the Series A convertible preferred stock, exercise of the warrants and payment of the dividends for purposes of such calculation.

In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of at least 120% of the sum of (i) the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, (ii) the number of shares of Common Stock issuable upon payment of the dividend shares as of the trading day immediately preceding the date the registration statement is initially filed with the SEC assuming that all of the shares of Series A convertible preferred stock remain outstanding through the “Maturity Date”, which is defined in the Certificate of Designations as October 20, 2012, the sixth anniversary of the issuance and (iii) the number of shares of common stock issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible preferred shares and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column lists the shares of common stock being offered by this prospectus by the selling shareholders based on this 120% multiple. The fifth and sixth columns list the number of shares of common stock and the percentage ownership in our common stock beneficially owned by each selling shareholder, assuming the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the Certificate of Designations and the warrants, a selling shareholder may not convert the preferred shares or exercise the warrants to the extent this conversion or exercise would cause the selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% or 4.99% as applicable of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of this determination shares of common stock issuable upon conversion of the shares of Series A convertible preferred stock which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the below table does not reflect this limitation nor do they reflect the impact of any anti-dilution provisions set forth in the Certificate of Designations or the warrants. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name and Address of Selling Shareholder	Number of Shares of Common Stock Prior to Offering		Percent (1)	Maximum Number of Shares of Common Stock to be Sold Under this Prospectus (2)	Number of Shares of Common Stock After Offering	Percent (1)
HBK Main Street Investments L.P. 300 Crescent Court, Suite 700, Dallas, Texas 75201 (3)	9,403,594	(4)	60.9%	11,284,313	0	*
Castlerigg Master Investments Ltd. 40 West 57th Street, 26th Floor, New York, New York 10019. (5)	1,880,719	(6)	23.8%	2,256,863	0	*
CS Equity II LLC 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815. (7)	806,022	(8)	11.8%	967,226	0	*

(1)	Based on a total number of shares of our common stock outstanding equal to 6,033,879 as of October 16, 2006, which number, for purposes of the percentage calculations is increased by the number of shares issuable upon conversion of the Series A convertible preferred stock, exercise of the warrants and payment of the dividends.

(2)	In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of 120% of the number of shares of our common stock described under the column entitled “Number of Shares of Common Stock Prior to Offering”.

(3)	HBK Investments L.P. may be deemed to have sole voting and sole dispositive power over the securities pursuant to an Investment Management Agreement between HBK Investments L.P. and HBK Main Street Investments L.P. Additionally, the following individuals may be deemed to have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar. HBK Main Street Investments L.P. is an affiliate of a registered broker-dealer and has represented to us that it acquired the securities in the ordinary course of business and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(4)	Consists of (i) 3,668,763 shares of our common stock issuable upon conversion of 35,000 shares of our Series A convertible preferred stock beneficially owned by the shareholder; (ii) 1,284,067 shares of our common stock issuable upon exercise of warrants beneficially owned by the shareholder; and (iii) 4,450,764 shares of our common stock issuable from time to time as dividends payable in kind in satisfaction of dividends that may accrue on the 35,000 shares of our Series A convertible preferred stock. The shares of our common stock issuable upon conversion of our Series A convertible preferred stock assumes application of the initial conversion rate of $9.54 to the total liquidation preference of $35,000,000 represented by the 35,000 shares of Series A convertible preferred stock. The dividends are determined as if issued on October 19, 2006 and assume that all of the shares of the Series A convertible preferred stock remain outstanding through October 20, 2012, the “maturity date” under the governing Certificate of Designations. The maximum amount of dividends payable until the maturity date is $23,100,000 and is computed by multiplying 11% per annum, the highest rate payable under the Certificate of Designations, by the $35,000,000 liquidation preference and the 6 years representing the maximum amount of time expected to elapse prior to the maturity date, assuming no previous redemptions, whether mandatory or otherwise. The number of shares of our common stock into which the $23,100,000 dividend is payable is 4,450,764 shares and is calculated by dividing the $23,100,000 dividend amount by $5.19012, which is 90% of the average of the dollar volume-weighted average prices of our common stock on the Nasdaq National market as reported by Bloomberg Financial Markets through its “Volume at Price” function on each of the 20 consecutive trading days immediately preceding the October 19, 2006 assumed dividend date.

(5)	Sandell Asset Management Corp. is the investment manager of Castlerigg Master Investment Ltd. and has shared voting and dispositive power over the securities owned by Castlerigg. Sandell Asset Management Corp. and Thomas E. Sandell, its sole shareholder, disclaim beneficial ownership of the securities owned by Castlerigg.

(6)

Consists of (i) 733,753 shares of our common stock issuable upon conversion of 7,000 shares of our Series A convertible preferred stock beneficially owned by the shareholder; (ii) 256,813 shares of our common stock issuable upon exercise of warrants beneficially owned by the shareholder; and (iii) 890,153 shares of our common stock issuable from time to time as dividends payable in kind in satisfaction of dividends that may accrue on the 7,000 shares of our Series A convertible preferred stock. The shares of our common stock issuable upon conversion of our Series A convertible preferred stock assumes application of the initial conversion rate of $9.54 to the total liquidation preference of $7,000,000 represented by the 7,000 shares of Series A convertible preferred stock. The dividends are determined as if issued on October 19, 2006 and assume that all of the shares of the Series A convertible preferred stock remain outstanding through

October 20, 2012, the “maturity date” under the governing Certificate of Designations. The maximum amount of dividends payable until the maturity date is $4,620,000 and is computed by multiplying 11% per annum, the highest rate payable under the Certificate of Designations, by the $7,000,000 liquidation preference and the 6 years representing the maximum amount of time expected to elapse prior to the maturity date, assuming no previous redemptions, whether mandatory or otherwise. The number of shares of our common stock into which the $4,620,000 dividend is payable is 890,153 shares and is calculated by dividing the $4,620,000 dividend amount by $5.19012, which is 90% of the average of the dollar volume-weighted average prices of our common stock on the Nasdaq National market as reported by Bloomberg Financial Markets through its “Volume at Price” function on each of the 20 consecutive trading days immediately preceding the October 19, 2006 assumed dividend date.

(7)	CapitalSource Finance LLC may be deemed to have sole voting and sole dispositive power over the securities pursuant to its relationship with CS Equity II LLC. Additionally Keith Reuben may be deemed to have control over CapitalSource. Keith Reuben disclaims beneficial ownership of the securities owned by CapitalSource.

(8)	Consists of (i) 314,465 shares of our common stock issuable upon conversion of 3,000 shares of our Series A convertible preferred stock beneficially owned by the shareholder; (ii) 110,063 shares of our common stock issuable upon exercise of warrants beneficially owned by the shareholder; and (iii) 381,494 shares of our common stock issuable from time to time as dividends payable in kind in satisfaction of dividends that may accrue on the 3,000 shares of our Series A convertible preferred stock. The shares of our common stock issuable upon conversion of our Series A convertible preferred stock assumes application of the initial conversion rate of $9.54 to the total liquidation preference of $3,000,000 represented by the 3,000 shares of Series A convertible preferred stock. The dividends are determined as if issued on October 19, 2006 and assume that all of the shares of the Series A convertible preferred stock remain outstanding through October 20, 2012, the “maturity date” under the governing Certificate of Designations. The maximum amount of dividends payable until the maturity date is $1,980,000 and is computed by multiplying 11% per annum, the highest rate payable under the Certificate of Designations, by the $3,000,000 liquidation preference and the 6 years representing the maximum amount of time expected to elapse prior to the maturity date, assuming no previous redemptions, whether mandatory or otherwise. The number of shares of our common stock into which the $1,980,000 dividend is payable is 381,494 shares and is calculated by dividing the $1,980,000 dividend amount by $5.19012, which is 90% of the average of the dollar volume-weighted average prices of our common stock on the Nasdaq National market as reported by Bloomberg Financial Markets through its “Volume at Price” function on each of the 20 consecutive trading days immediately preceding the October 19, 2006 assumed dividend date.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Series A convertible preferred stock, upon exercise of the warrants and in payment of certain dividend requirements to permit the resale of these shares of common stock by the holders of the Series A convertible preferred stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders (or their pledgees, donees, transferees, distributees or other successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the convertible preferred shares or warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be $530,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

The following description of the terms of our common stock sets forth certain general terms and provisions of our common stock. This section also summarizes relevant provisions of the Florida Business Corporation Act, which we refer to as “Florida law.” The terms of our articles of incorporation and by-laws, as well as the terms of Florida law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized and Outstanding Shares

As of October 20, 2006, under our articles of incorporation, we had the authority to issue:

•	50,000,000 shares of common stock, par value $0.10 per share; and

•	10,000,000 shares of preferred stock, par value $0.10 per share, which are issuable in series on terms to be determined by our board of directors, of which 45,000 are designated as Series A convertible preferred stock.

As of October 20, 2006:

•	6,033,879 shares of our common stock were outstanding;

•	45,000 shares of our Series A convertible preferred stock were outstanding, which shares are convertible into an aggregate of 4,716,981 shares of our common stock;

•	Approximately 10,789,647 shares of our common stock have been reserved for issuance pursuant to the Series A convertible preferred stock discussed above and options and warrants to purchase our common stock.

Rights of Our Common Stock

Preemptive Rights. The holders of our common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.

Voting Rights. Each outstanding share of our common stock is entitled to one vote per share.

Dividends. Holders of our common stock are entitled to receive dividends or other distributions when and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Florida law to pay dividends. In accordance with our credit facilities with CapitalSource, we may not pay cash or stock dividends without the written consent of CapitalSource. Holders of the Series A convertible preferred stock have the right to receive their dividends in preference to holders of our common stock.

Liquidation Rights. In the event of the liquidation of our company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of our common stock are entitled to receive any of our assets available for distribution to our shareholders ratably in proportion to the number of shares held by them.

Rights of Our Preferred Stock

Blank Check Preferred Stock. Our Articles of Incorporation authorize the issuance of 10,000,000 shares of “blank check” preferred stock with the designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, our board of directors is authorized, without action by the shareholders, to issue preferred stock from time to time with the dividend, liquidation, conversion, voting and other rights and restrictions as it may determine.

Series A Convertible Preferred Stock. Our board of directors has designated 45,000 shares as Series A convertible redeemable preferred stock. As of October 20, 2006, 45,000 shares of series A convertible preferred stock are outstanding.

Voting Rights. Except as otherwise required by applicable law, the holders of Series A convertible preferred stock shall be entitled to vote on all matters on which the holders of common stock shall be entitled to vote, on an as converted basis, voting together with the holders of common stock as a single class.

Ranking. The Series A convertible preferred stock ranks senior to our common stock in all respects, including, without limitation, as to our distributions of assets upon liquidation, dissolution or winding up (whether voluntary or involuntary).

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, winding-up, consolidation, merger, sale of substantially all of our assets or similar event, the holders of Series A convertible preferred stock shall have the right to receive, in preference to the all other classes of capital stock, an amount per share equal to the sum of (i) the original purchase price of each share of Series A convertible preferred stock plus (ii) any accrued but unpaid dividends on such shares.

Dividends. Holders of the Series A convertible preferred stock have the right to receive, in preference to all other classes of stock, cumulative dividends at a rate of 8.0% per year (adjusted to 9.0%, 10.0% and 11.0% depending on whether we sell our construction and materials division and, if we don’t sell these operations, the amount of earnings we recognize from these operations) calculated on an amount equal to the original purchase price of each share of Series A convertible preferred stock. Dividends are payable in cash or shares of our common stock at a price equal to ninety percent (90%) of the dollar volume-weighted average of the closing bid prices for the 20 trading days prior to due date of the dividend.

Conversion; Anti-Dilution. Each share of Series A convertible preferred stock is convertible at the option of the holder, at any time, into shares of our common stock at an initial conversion price equal to $9.54 per share. As of the date of this prospectus, the 45,000 shares of the Series A convertible preferred stock are convertible into an aggregate of 4,716,981 shares of our common stock.

Mandatory Redemption. On the fourth, fifth and sixth anniversary of the date on which the Series A convertible preferred stock was issued, we are required to redeem, in equal installments, the shares of Series A convertible preferred stock, in cash, in an amount equal to the sum of (i) the original purchase price plus (ii) any additional amount to be paid on such shares and all accrued but unpaid dividends.

Redemption upon a Change of Control. In the event of a change of control of Devcon, and as long as 25% of the Series A convertible preferred stock remains outstanding, holders of Series A convertible preferred stock shall have the right to require us to repurchase any outstanding shares in an amount equal to the greater of (i) the product of (A) the sum of the original purchase price plus any additional amount to be paid on such shares and all accrued but unpaid dividends and (B) the quotient of (1) the closing sale price of our common stock on the trading day immediately following the public announcement of the proposed change of control divided by (2) the conversion price and (ii) 115% of the sum of the original purchase price plus any additional amount to be paid on such shares and all accrued but unpaid dividends.

Put Right. On May 10, 2009, the holders of Series A convertible preferred stock shall have the right to require us to redeem all or a portion of the issued and outstanding shares of Series A convertible preferred stock for cash, in an amount equal to the sum of (i) the original purchase price plus (ii) all accrued but unpaid dividends.

Call Right. In the event a change of control of Devcon occurs at any time after May 11, 2009 and the aggregate consideration to be paid to our shareholders consists solely of cash, we shall have the right to purchase from the holders of Series A convertible preferred stock all (but not less than all) issued and outstanding shares of Series A convertible preferred stock for cash, in an amount equal to the greater of the (i) the product of (A) the sum of the original purchase price plus any additional amount to be paid on such shares and all accrued but unpaid dividends and (B) the quotient of (1) the closing sale price of our common stock on the trading day immediately following the public announcement of the proposed change of control divided by (2) the conversion price and (ii) 115% of the sum of the original purchase price plus any additional amount to be paid on such shares and all accrued but unpaid dividends.

Mandatory Conversion. At any time on or after the second anniversary of the completion of the private placement, we shall have the right to convert all issued and outstanding shares of Series A convertible preferred stock into shares of our common stock if the average price for any consecutive 60-day period exceeds 175% of the initial current conversion price.

Listing

We list our common stock on the Nasdaq National Market under the symbol “DEVC.”

Anti-Takeover Effects of Provisions of the Charter and Bylaws and of Florida Law

Articles of Incorporation and Bylaws

Blank Check Preferred Stock. Our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

Election of Directors. Our amended and restated certificate of incorporation provides that a majority of directors then in office may fill any vacancy occurring on the board of directors, even though less than a quorum may then be in office. These provisions may discourage a third-party from voting to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Our bylaws provide that a shareholder seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice of this intention in writing. To be timely, a shareholder must deliver or mail the notice and we must receive the notice at our principal executive offices not less than 10 days nor more than 60 days before the date of the applicable meeting. The bylaws also include a similar requirement for making director nominations and specify requirements as to the form and content of the shareholder’s notice. These provisions could delay shareholder actions that are favored by the holders of a majority of our outstanding stock until the next shareholders’ meeting.

Florida Anti-Takeover Statute

Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of specified thresholds will not possess any voting rights unless these voting rights are approved by a majority vote of a corporation’s disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and our Articles of Incorporation also authorize us to indemnify our directors, officers, employees and agents.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust, 17 Battery Place, 8th Floor, New York, NY 10004.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Attorneys for Greenberg Traurig beneficially own in the aggregate no shares of our common stock.

EXPERTS

The consolidated financial statements of Devcon International Corp. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms located at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at 3 World Financial Center, room 4300, New York, New York 10281 and at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at: http://www.sec.gov or from our website at www.devc.com under the “Investor Relations” section. You can also inspect reports and other information we file at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, Washington, D.C. 20006.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s web site listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” some of the documents we file with it into this prospectus, which means:

•	we can disclose important information to you by referring you to those documents;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	later information that we file with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below:

(1) Our Current Report on Form 8-K filed on March 6, 2006 (including Amendment No. 1 filed on May 22, 2006);

(2) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

(3) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

(4) Our Current Report on Form 8-K filed on June 28, 2006 (including Amendment No. 1 filed on July 12, 2006);

(5) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(6) Our Definitive Information Statement dated September 18, 2006; and

(7) Our Definitive Proxy Statement filed in connection with our 2006 Annual Meeting.

Upon request, we will provide without charge to each person to whom a copy of this prospectus is delivered a copy of any exhibits to the reports described in Items (1) thru (7) above. Requests for such documents should be addressed to our Corporate Secretary at Devcon International Corp., 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432.

All documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial position and results of operations may have changed since that date.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

Devcon International Corp.

595 South Federal Highway

Suite 500

Boca Raton, Florida 33432

Attn: George M. Hare, Chief Financial Officer

(561) 208-7200

Devcon International Corp.

14,508,402 Shares of Common Stock

PROSPECTUS

October     , 2006

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any of the sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution

The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission Registration Fee	$12,486.65
Accounting Fees and Expenses	137,792.00
Legal Fees and Expenses	265,538.00
Printing Expenses	90,000.00
Miscellaneous	24,183.35

Total	$530,000.00

All amounts except the Securities and Exchange Commission registration fee are estimated.

Item 15.	Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity in such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

Our Articles of Incorporation as well as our Amended and Restated Bylaws provide that we shall have the power to indemnify and may insure our officers and directors to the fullest extent not prohibited by law. In addition, we have entered into indemnification agreements with each member of our board of directors as well as certain of our officers. The indemnification agreements require, among other things, that we indemnify to the fullest extent permitted by law and advance to each indemnified director all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the indemnification agreements, we must also indemnify and advance all expenses incurred by an indemnified party seeking to enforce his rights under the indemnification agreements and may cover executive officers and directors under our directors’ and officers’ liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides greater assurance to directors and executive officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the board of directors or the shareholders to eliminate the rights it provides.

Section 607.0831 of the Florida Business Corporation Act provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his or her duties as a director; and (ii) the director’s breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Due to the foregoing provisions, our security holders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available for any particular case, security holders may not have any effective remedy against the challenged conduct.

Under the purchase agreement governing the sale of the units to Coconut Palm, each of Coconut Palm and us has agreed to indemnify the other and their directors, officers, agents and representatives and any underwriters against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons, under the foregoing provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any suit or proceeding) is asserted by a director, officer or controlling person of ours in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

Exhibit No.	Description

5.1	Opinion of Greenberg Traurig, P.A.*

23.1	Consent of KPMG LLP

23.2	Consent of Greenberg Traurig, P.A. (contained in legal opinion filed as Exhibit 5.1)*

24.1	Power of Attorney (included on the signature page)

*	To be filed by amendment.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and

(2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Devcon International Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Miami, State of Florida, on the 23rd day of October, 2006.

DEVCON INTERNATIONAL CORP.

By:	/s/ Stephen J. Ruzika
Stephen J. Ruzika
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephen J. Ruzika and George M. Hare his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including a Registration Statement filed pursuant to Rule 462 under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Richard C. Rochon Richard C. Rochon	Chairman of the Board of Directors	October 23, 2006

/s/ Donald L. Smith, Jr. Donald L. Smith, Jr.	Director	October 23, 2006

/s/ Richard L. Hornsby Richard L. Hornsby	Director	October 23, 2006

/s/ Per-Olof Loof Per-Olof Loof	Director	October 23, 2006

/s/ Gustavo R. Benejam Gustavo R. Benejam	Director	October 23, 2006

/s/ W. Douglas Pitts W. Douglas Pitts	Director	October 23, 2006

/s/ Mario B. Ferrari Mario B. Ferrari	Director	October 23, 2006

/s/ Donald K. Karnes Donald K. Karnes	Director	October 23, 2006

/s/ P. Rodney Cunningham P. Rodney Cunningham	Director	October 23, 2006

/s/ Stephen J. Ruzika Stephen J. Ruzika	Chief Executive Officer and President (principal executive officer)	October 23, 2006

/s/ George M. Hare George M. Hare	Chief Financial Officer (principal financial officer and principal accounting officer)	October 23, 2006

INDEX TO EXHIBITS

Exhibit	Description

23.1	Consent of KPMG